Exhibit 99.1

16 June 2026

The Manager

Market Announcements Office

Australian Securities Exchange

39 Martin Place

Sydney NSW 2000

By email

Request for trading halt – Novonix Limited (ASX:NVX)

Novonix Limited (ACN 157 690 830) (Novonix) requests the implementation of a trading halt in its ordinary shares (ASX Code: NVX) pursuant to Listing Rule 17.1 from the commencement of trading today, 16 June 2026.

For the purpose of ASX Listing Rule 17.1, Novonix provides the following information:

(a)
Novonix is seeking the trading halt in its securities pending an announcement regarding a proposed material capital raising;
(b)
Novonix requests that the trading halt remains in place until the earlier of:
(i)
Novonix making an announcement to the market regarding the outcome of the proposed capital raising; and
(ii)
commencement of trading on 18 June 2026; and
(c)
Novonix is not aware of any reason why the trading halt should not be granted or of any other information necessary to inform the market about the trading halt.

Please feel free to contact me if you require any further information.

Yours faithfully

Suzanne Yeates

Company Secretary

NOVONIX Limited

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com